Exhibit 99.10

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	19	04	2004

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	4,590
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£3.75

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Archibald Russell Barrie	Ordinary	270
Address
21 Dalrymple Circle Kinellar Aberdeen
UK postcode AB21 0XB

Name	Class of shares allotted	Number allotted
Mr David Brindal	Ordinary	540
Address
6 Garth View Nantgarw Cardiff
UK postcode CF15 7UL

Name	Class of shares allotted	Number allotted
Mr Barry Busher	Ordinary	540
Address
63A Railway Approach Laindon Essex
UK postcode SS15 6JT

Name	Class of shares allotted	Number allotted
Mrs Fay Giles	Ordinary	360
Address
53 Loveridge Avenue Hull East Yorkshire
UK postcode HU5 4DZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr George Frederick Hardy	Ordinary	450
Address
46 Ashgrove Ripon North Yorkshire
UK postcode HG4 2DJ

Name	Class of shares allotted	Number allotted
Mr Andrew Robert Inglis	Ordinary	180
Address
56 Oxgangs Terrace Edinburgh Lothian
UK postcode EH13 9BY

Name	Class of shares allotted	Number allotted
Mr Ian John Mathers	Ordinary	540
Address
65 Tolbut Court Lennox Close Romford Essex
UK postcode RM1 2DZ

Name	Class of shares allotted	Number allotted
Mrs Jo Morison	Ordinary	540
Address
9 Second Avenue Kings Park Glasgow
UK postcode G44 4TD

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Geoffrey Colin Searle	Ordinary	900
Address
18 Stockham Close Cricklade Wiltshire
UK postcode SN6 6EF

Name	Class of shares allotted	Number allotted
Mr Mr Kevin Philip Sherwood	Ordinary	270
Address
25 Wharedale Carlton Colville Lowestoft Suffolk
UK postcode NR33 8TA

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	/s/ M J White	Date 19/4/04
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform